Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
March 01, 2012
NEWS RELEASE

Helix BioPharma Corp. announces L-DOS47 Scientific Presentation to be made at the Second Annual IBC Conference on Analytical Technologies Biotherapeutic Development

AURORA, Ontario, March 01, 2012 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a biopharmaceutical company developing drug candidates for the prevention and treatment of cancer, today announced that an L-DOS47 scientific presentation will be made at the Second Annual IBC Conference on Analytical Technologies Biotherapeutic Development in San Diego California USA.

The presentation will highlight specific analytical control strategies that are unique to the development of L-DOS47 as well as some stability data on both the drug substance and the lyophilized drug product candidate. In particular, it is shown that representative lots of bulk drug substance can be stored for at least 18 months and lots of freeze-dried drug product can be stored for at least 21 months. Stability studies for these lots of drug substance and drug product are ongoing. The presentation will be made by KBI BioPharma Inc., which provides L-DOS47 analytical support services to Helix on a contract basis. The slide show portion of the presentation will be available on Helix’s website for viewing (http://www.helixbiopharma.com). See the IBC website (http://www.ibclifesciences.com/Analytical/overview.xml) for conference details.

About L-DOS47

L-DOS47 is the Company’s first drug candidate under development based upon its DOS47 technology. L-DOS47 is a therapeutic immunoconjugate which combines Helix’s DOS47 technology with a highly specialized camelid-derived single domain antibody designed to identify a unique CEACAM6 antigenic site predominantly associated with NSCLC cells. As previously announced, the National Research Council of Canada has granted Helix the right to use this antibody in combination with Helix’s DOS47 technology under a worldwide exclusive license agreement. L-DOS47 is designed to function by leveraging a natural process in the body called the urea cycle to produce an anti-cancer effect. It is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By breaking down urea at the site of cancerous tissues in the body, the Company believes that L-DOS47 will modify the micro-environmental conditions of cancer cells in a manner that leads to their death. Among these theorized effects, Helix believes that L-DOS47 will stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. Helix also believes that the local production of ammonia at the site of cancerous tissues will readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha- 2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

Contact Information

Investor Relations:
Helix BioPharma Corp.
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties

The presentation referred to in this News Release is subject to cancellation or change without notice. The inclusion of IBC’s conference website address in this News Release is for ease of reference only and Helix does not specifically endorse or approve such website, and assumes no liability for its contents. This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”), regarding the Company’s development of products for the prevention and treatment of cancer, and in particular, the Company’s development of L-DOS47. Certain material factors or assumptions which have been applied in making these forward-looking statements, include, but are not limited to, the safety and efficacy of Helix’s drug candidates; the timely receipt of necessary regulatory approvals, strategic partner support and appropriate financing; and that the Company’s drug candidates will ultimately be successfully developed and commercialized. These forward-looking statements are subject to risks and uncertainties that may cause actual events or results to differ materially from such statements. These risks and uncertainties include without limitation, that the Company’s assumptions may prove to be incorrect; Helix’s need for additional future capital and strategic partner support, which are not assured; uncertainty whether the drug candidates will be successfully developed and commercialized; research and development risks, including manufacturing risks and negative clinical trial results; product liability and insurance risks; the need for further regulatory approvals, which may not be obtained; Helix’s dependence on its third party providers of intellectual property, services and supplies, including without limitation, the license agreement with the National Research Council of Canada, clinical trial services and supplies of drug product; intellectual property risks; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its latest Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at ww.sec.gov for additional information on these and other risks and uncertainties which may affect the Company. Investors are cautioned against placing undue reliance on forward-looking statements. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations change, except as required by securities law.

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